Exhibit 99.1

Copa Holdings Announces First Quarter 2022 Financial Results Release Schedule

PANAMA CITY, April 6, 2022 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – First Quarter 2022
Date:	May 11, 2022
Time:	After US market close
This release will be available on our website:	https://copa.gcs-web.com/financial-information/quarterly-results

Earnings Conference Call and Webcast
Date:	May 12, 2022
Time:	11:00 AM US ET (10:00 AM Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	https://copa.gcs-web.com/events-and-presentations
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

We encourage our listeners to join the conference via webcast. Please access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software.

If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copa.com.

CPA-G

PRESS RELEASE CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774